UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Earnings Call for Fiscal Year 2023

Tritium DCFC Limited (“Tritium” or the “Company”) today announced that it will host a conference call on September 21, 2023 at 10:30 am Eastern time to discuss the Company’s financial and operating results for the fiscal year ending June 30, 2023. The Company will issue a press release with earnings results ahead of the conference call. The conference call can be accessed via a live webcast accessible on the Events page on the Investor Relations section of the Company’s website at investors.tritiumcharging.com. An archive of the webcast will be available on the Company’s website after the call.

Preference Share Offering

Tritium DCFC Limited (“Tritium” or the “Company”) today announced that it executed a securities purchase agreement (as amended, the “SPA”), dated September 12, 2023, to raise gross proceeds of up to $75 million in multiple potential registered direct offerings to one or more accredited institutional investors of the Company’s Series A Convertible Redeemable Preference Shares (“Preference Shares”), which are convertible into the Company’s ordinary shares, no par value (“Ordinary Shares”). The initial round of funding in the offering is expected to close in connection with the filing of the Company’s Form 20-F for the fiscal year ended June 30, 2023 (“Initial Closing”), subject to the satisfaction of certain closing conditions as described further in the SPA. The Initial Closing is expected to result in gross proceeds to the Company of approximately $25 million before accounting for fees and expenses of the offering. Subsequent closings under the SPA, up to an aggregate total of $75 million for all closings under the SPA, may occur at the Company’s option subject to certain conditions described further in the SPA.

The Preference Shares are to be offered in a registered direct offering with an initial conversion price of $0.815 per share, subject to adjustment, which represents a 20% premium to the daily VWAP of the Ordinary Shares on September 15, 2023. As described in the SPA and the Schedule of Terms of the Preference Shares (the “Schedule of Terms”), certain conditions may result in an alternate conversion price being used to determine the number of Ordinary Shares issuable upon conversion of the Preference Shares, with such alternate conversion price being based on a discount to the prevailing price of the Company’s Ordinary Shares, as described further in the Schedule of Terms. Generally, the Preference Shares do not have a dividend, but do require periodic installment payments to be made, which can be made in the form of the Company’s Ordinary Shares or cash. Notwithstanding the foregoing, the Company’s ability to settle conversions and make installment payments using Ordinary Shares is subject to certain limitations set forth in the Schedule of Terms. Further, the Schedule of Terms contains a beneficial ownership limitation after giving effect to the issuance of Ordinary Shares issuable upon conversion of, or as part of any installment payment under, the Schedule of Terms. The Preference Shares are not transferrable by the holder without the consent of the Company. The Preference Shares may be prepaid by the Company in accordance with the terms of the Schedule of Terms. The Company will be subject to certain affirmative and negative covenants regarding the incurrence of indebtedness, acquisition and investment transactions, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends, distributions or redemptions, and the transfer of assets, among other matters while there are Preference Shares issued and outstanding.

The Company expects to use the net proceeds of the initial round of funding for general corporate purposes.

The Company engaged Alliance Global Partners to serve as placement agent to the Company in connection with the offering.

The securities described above are being offered and sold by Tritium in a registered direct offering pursuant to an effective “shelf” registration statement on Form F-3 (Registration No. 333-270438), including a base prospectus previously filed with the Securities and Exchange Commission (the “SEC”). The offering of such securities is being made only by means of a prospectus supplement, expected to be filed with the SEC on or prior to the Initial Closing, that will form a part of the registration statement. A final prospectus supplement and base prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov.

There is no established public trading market for the Preference Shares and the Company does not intend to list the Preference Shares on any national securities exchange or nationally recognized trading system.

The foregoing descriptions of the Schedule of Terms and SPA do not purport to be complete and are qualified in their entirety by the terms and conditions of the Schedule of Terms, which is included as Exhibit 4.1 hereto, and SPA, which is included as Exhibits 10.1 and 10.2 hereto, are incorporated herein by reference.

Amendment No. 2 to Warrant Agreement

As previously disclosed, on September 2, 2022, the Company entered into the Warrant Agreement, dated as of September 2, 2022 (the “Warrant Agreement”), by and among the Company, Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company. On September 12, 2023, concurrently with entry into the SPA, the Company entered into Amendment No. 2 (the “Warrant Agreement Amendment”) to the Warrant Agreement, pursuant to which (i) the Warrants (as defined in the Warrant Agreement) vested and became immediately exercisable on September 12, 2023; (ii) the exercise price of the Warrants outstanding was fixed at the price at $0.68 per share; and (iii) each Registered Holder (as defined in the Warrant Agreement) agreed to exercise all outstanding Warrants held by such holder immediately upon effectiveness of the Warrant Agreement Amendment or soon thereafter. The Registered Holders delivered the required notice (the “Notice”) to the Warrant Agent pursuant to the Warrant Agreement Amendment. Pursuant to the Notice, the Company has issued 8,254,527 Ordinary Shares in consideration of the 1,173,372 issued and outstanding Warrants.

The foregoing description of the Warrant Agreement Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Warrant Agreement Amendment, a copy of which is filed as Exhibit 10.3 to this Report and is incorporated herein by reference.

Termination of the B. Riley Facility

As previously disclosed, on September 2, 2022, the Company entered into an Ordinary Shares Purchase Agreement (the “B. Riley Facility”) with B. Riley Principal Capital II, LLC (“B. Riley”). Pursuant to the B. Riley Facility, subject to the satisfaction of the conditions set forth in the B. Riley Facility, the Company had the right to sell to B. Riley up to $75 million in aggregate gross purchase price of newly issued Ordinary Shares, from time to time during the term of the B. Riley Facility. Under the B. Riley Facility, the Company issued and sold a total of 1,631,302 Ordinary Shares. On September 11, 2023, the Company terminated the B. Riley Facility, effective immediately.

The sections titled “Preference Share Offering,” “Amendment No. 2 to Warrant Agreement” and “Termination of the B. Riley Facility” in this Report, including the exhibits hereto, are incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-270436, 333-270437 and 333-270438), filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of Schedule of Terms of Series A Convertible Redeemable Preference Shares

10.1	Securities Purchase Agreement

10.2	Amendment No. 1 to Securities Purchase Agreement

10.3	Amendment No. 2 to Warrant Agreement

104	Cover Page Interactive Data File (formatted as Inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: September 18, 2023	By:	/s/ Jane Hunter
Jane Hunter
Chief Executive Officer